

Kelly & Company

CERTIFIED PUBLIC ACCOUNTANTS

AUDIT
TAX
SEC REPORTING

Member, American Institute of Certified Public Accountants (Since 1974)
SEC Practice Section
Tax Practice Section

February 25, 2005

Mr. Dale Barnhart
Chief Financial Officer
American Water Star, Inc.
4560 S Decatur Blvd Ste 204
Las Vegas, NV 89103-5252

This is to confirm that the client-auditor relationship between American Water Star, Inc. (Commission File No. 001-32220) and Kelly & Company, Certified Public Accountants, has ceased.

Very truly yours,

Kelly & Company

Kelly & Company

cc: Office of the Chief Accountant
SECPS Letter File
Mail Stop 9-6
Securities and Exchange Commission
450 6th Street, N.W.
Washington, D.C. 20549

3151 Airway Avenue, Suite E-1 • Costa Mesa, California 92626
(714) 918-4505 • Fax (714) 918-4510 • www.kelly-co.com



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Kelly & Company | CERTIFIED PUBLIC ACCOUNTANTS | AUDIT TAX SEC REPORTING

Member, American Institute of Certified Public Accountants (Since 1974)
SEC Practice Section
Tax Practice Section

February 25, 2005

Mr. Dale Barnhart
Chief Financial Officer
American Water Star, Inc.
4560 S Decatur Blvd Ste 204
Las Vegas, NV 89103-5252

This is to confirm that the client-auditor relationship between American Water Star, Inc. (Commission File No. 001-32220) and Kelly & Company, Certified Public Accountants, has ceased.

Very truly yours,

Kelly & Company

Kelly & Company

cc: Office of the Chief Accountant
SECPS Letter File
Mail Stop 9-6
Securities and Exchange Commission
450 6th Street, N.W.
Washington, D.C. 20549

3151 Airway Avenue, Suite E-1 • Costa Mesa, California 92626
(714) 918-4505 • Fax (714) 918-4510 • www.kelly-co.com